Mail Stop 3561

January 27, 2009

John R. Eckel, Jr.
Chief Executive Officer
Copano Energy, L.L.C.
2727 Allen Parkway, Suite 1200
Houston, Texas 77019

    Re: Copano Energy, L.L.C.
       Form 10-K for Fiscal Year Ended December 31, 2007
       Filed February 29, 2008
       File No. 1-32329

Dear Mr. Eckel:

  We have completed our review of your Form 10-K and have no further comments at this time.

             Sincerely,

             H. Christopher Owings
             Assistant Director